Filed by Glaukos Corporation

(Commission File No. 001-37463)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-233807

Subject Company: Avedro, Inc.

(Commission File No. 001-38809)

PARTICIPANTS Corporate Participants Chris Lewis – Director, Investor Relations, Corporate Strategy & Development, Glaukos Corp. Thomas William Burns – President, Chief Executive Officer & Director, Glaukos Corp. Joseph E. Gilliam – Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp. Chris M. Calcaterra – Chief Operating Officer, Glaukos Corp. Other Participants Brian Weinstein – Analyst, William Blair & Co. LLC Allen Gong – Analyst, JPMorgan Securities LLC Adam C. Maeder – Analyst, Piper Jaffray & Co. Jonathan David Block – Analyst, Stifel, Nicolaus & Co., Inc. Samuel Brodovsky – Analyst, BTIG LLC MANAGEMENT DISCUSSION SECTION Operator: Welcome to Glaukos Corporation’s Third Quarter 2019 Financial Results Conference Call. A copy of the company’s press releases issued after the market close today is available at www.glaukos.com. At this time, all participants are in listen-only-mode. After the speakers’ presentation, there will be a question-and-answer session. [Operator Instructions] This call is being recorded. and an archived replay will be available online in the Investor Relations section at www.glaukos.com. I will now turn the call over to Chris Lewis, Director of Investor Relations and Corporate Strategy and Development. Please go ahead. Chris Lewis, Director, Investor Relations, Corporate Strategy & Development, Glaukos Corp. Thank you and good afternoon. Joining me today are Glaukos’ President and CEO, Tom Burns; CFO, Joe Gilliam; and COO, Chris Calcaterra. Following our prepared remarks, we’ll open the call to questions. To ensure ample time and opportunity to address everyone’s questions, we request that you limit yourself to one question and one follow-up. If you still have additional questions, you may get back into the queue. Please note that all statements, other than the statements of historical facts, made on this call that address activities, events or developments we expect, believe, or anticipate will or may occur in the future are forward-looking statements. These include statements about our plans, objectives, strategies, and prospects regarding, among other things, our sales, our products, our pipeline technologies, our US and international commercialization efforts, the efficacy of our current and future products, our competitive market position, financial condition, and results of operations and the proposed acquisition transaction with Avedro. These statements are based on current expectations about future events affecting us and are subject to risks, uncertainties, and factors relating to our operations and business environment and the proposed transaction, all of which are difficult to predict and many of which are beyond our control. Therefore, they may cause our actual results to differ materially from those expressed or implied by forward-looking statements. Review today’s press release and our recent SEC filings for 1 w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date

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more information about these risk factors. You'll find these documents in the Investors section of our website at www.glaukos.com.

Glaukos issued a press release on August 7, announcing the proposed acquisition transaction with Avedro. Comments we make today about the proposed acquisition transaction with Avedro do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote with respect to the proposed transaction. Glaukos has filed a registration statement on Form S-4 with the SEC that includes a prospectus of Glaukos and a proxy statement of Avedro. Security holders are urged to read the proxy statement, prospectus, and other relevant documents filed with the SEC because they contain important information.

In addition, please note that Avedro, Glaukos and the respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about the Avedro's directors and executive officers is included in its Form 10-K filed with the SEC on March 21, 2019 and in its Form S-1 registration statement filed with the SEC. Information about Glaukos' directors and executive officers is included in its definitive proxy statement filed with the SEC on April 17, 2019. Additional information about the participants in the solicitation of proxies are contained in the proxy statement, prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Copies of these documents can be obtained for free on the SEC's website at www.sec.gov.

Finally, please note that, during today's call, we will also discuss certain non-GAAP financial measures including results on an adjusted basis. We believe these financial measures can facilitate a more complete analysis and greater transparency into Glaukos' ongoing results of operations, particularly when comparing underlying results from period-to-period. Please refer to the tables in our earnings press release, as well as the Investor Relations section of our website for a reconciliation of these measures to their most directly comparable GAAP financial measure.

With that, I will turn the call over to Glaukos President and CEO, Tom Burns.

Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp.

Okay. Thank you, Chris. Good afternoon, and thank you for joining us today. As I'm sure you're aware by now, we announced a definitive agreement to acquire Avedro in conjunction with our last earnings call. The transaction is progressing in line with our expectations, and we continue to expect the deal to close in the fourth quarter of this year. Earlier today, Avedro issued a press release with their strong third quarter financial results. But we will focus today's prepared remarks and our Q&A discussion, primarily on Glaukos third quarter results and full year plans, given the transaction has not yet closed.

Glaukos today is pioneering new market opportunities across glaucoma, corneal health and retinal disease. We are building these disruptive and durable franchises in large and growing areas of ophthalmology by leveraging our core competencies in micro-scale and hybrid pharmaceutical research and market development. We believe our proven strength in building new ophthalmic segments with disruptive technologies that address important unmet clinical needs of practitioners and patients, paired with our continued investment to drive new innovation, leaves us ideally positioned to deliver near and longer term sustainable growth.

Our solid third quarter performance is a reflection of the progress we continue to make towards this goal. Consider our key accomplishments this quarter. One, we delivered third quarter net sales of $58.5 million, up 33% versus the year-ago quarter, allowing us to increase our full year 2019 revenue guidance to $229 million to $232 million.

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Two, we fortified our US market leadership position as our reps have begun to shift primary focus back to driving utilization and training new surgeons following the conversion of our installed base from iStent to iStent inject, our next generation trabecular micro-bypass device.

Three, we drove robust constant-currency international growth of 55% year-over-year as we continue to see the benefits of the international investments we have made over these past several years. Four, we advanced our industry-leading proprietary glaucoma pipeline that now addresses the full range of disease states and progressions.

Five, we continue to expand and strengthen our pharmaceutical R&D capabilities to advance more than 10 internal preclinical initiatives across glaucoma, corneal health and retina. And six, we executed financially, not only with continued revenue growth in our performance but also with strong gross margins, disciplined operating investments and positive net cash flow.

Let's first focus on our strong commercial performance both in the US and abroad. Thanks to our team's solid execution with the conversion of our installed base of trained surgeons from iStent to iStent inject over this past year, our US reps are beginning to shift focus back to driving utilization of existing accounts and training new surgeons who have yet to adopt MIGS. While it remains early in the process, we are encouraged with the level of interest for iStent inject from surgeons who have yet to adopt MIGS.

Among US surgeons who are utilizing iStent inject, feedback and real-world results remain very positive and give us high confidence in iStent inject's potential to fuel meaningful US sales going forward. This was on full display at recent societal annual meetings, including the European Society of Cataract and Refractive Surgeons in September, and the American Academy of Ophthalmology last month, where the performance of our technologies, including iStent inject were highlighted in numerous ophthalmic surgeon presentations and symposia. These data add to our robust body of clinical evidence that is unparalleled in the MIGS category, and now, consist of 128 clinical peer-reviewed studies, supporting the performance of our technologies that have been performed at numerous global clinical investigational sites, including a total of 49 studies on iStent inject or multiple iStent therapy.

We're also pleased to report another quarter of strong performance in our direct international markets, driven by a broad-based core market growth. Going forward, we plan to continue to support and to grow our quality experienced OUS surgical sales teams, while working to optimize the reimbursement coverage and payment landscapes, train surgeons and leverage our compelling clinical data to grow MIGS adoptions and drive deeper penetration.

In addition to the 16 international countries, where we have a direct market presence today and continue to add resources, we are also evaluating to making initial investments in potential future direct and hybrid markets, where favorable market opportunities and reimbursement pathways exist. While we remain bullish about our long-term OUS growth opportunities, it's important to remember it takes time to pioneer a completely new market in each of these international countries and potential unforeseen setbacks may arise through these early market building phases.

With respect to our existing glaucoma pharmaceutical and surgical pipeline that is designed to address all stages of disease severity and has the potential to significantly expand our addressable market opportunities over time, we are executing according to our plan. Our iDose Travoprost Phase III trial is progressing on schedule, bringing this breakthrough technology closer to becoming a reality for the benefit of patients by addressing the ubiquitous problem of non-compliance with topical glaucoma medications.

We continue to target a filing an FDA approval in late 2021 to 2022. In addition to the Phase III clinical trial enrollment progress and the Phase IIb follow-up data we announced on our last earnings call that showed favorable performance and durability through two years, we are also in

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correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date late stage development with finalized designs for next generation iDose extended release implants that in a similar size and form factors to the original iDose are designed to provide nearly twice the drug capacity to extend efficacy durations even longer. We’re encouraged with the continued progress in our collaboration with D.Western on a potential ROCK inhibitor to further leverage our iDose platform. And on the surgical side, we recently announced the achievement of an important milestone with the completion of patient enrollment in the standalone iStent Infinite clinical study to support a filing an FDA approval by 2021. For iStent Supra, we’ve completed an initial examination of the pivotal dataset. While we have not yet seen the level of safety concerns that led to the recall of the Cypass product, we have established an enviable track record for micro-invasiveness and safety as a company and, therefore, believe it is prudent to follow the patients in our study for an extended period of time, since the Cypass issues did not emerge more fully until later stages of patient follow-up. Accordingly, for this reason, as well as other benefit to risk assessments and changing market dynamics, we have decided not to pursue a PMA filing at this time. Please note that this change has no material impact on our financial outlook for 2019 or beyond. And in addition, we are in early preparations for the potential US commercial launch of Santen Pharmaceutical’s MicroShunt ab-externo surgical implant device assuming FDA approval in 2020. The MicroShunt is not only a compelling treatment alternative for late-stage glaucoma management, but also marks the capstone to our glaucoma treatment algorithm. We are poised to deliver a truly comprehensive portfolio of micro-invasive surgical devices and sustained pharmaceutical therapies capable of providing an optimized treatment solution at each stage of glaucoma disease severity from the earliest manifestation to the most severe, and in both combo-cataract and standalone procedures. We believe our glaucoma pipeline platforms, if approved, will create a sevenfold increase in our US opportunity, expanding our reach to over 4 million eyes during the next several years. We’re delighted with the current performance of our glaucoma business and has potential to deliver long-term growth. In addition to our abiding focus on glaucoma, we remain ambitious and seek to improve the treatment alternatives and quality of life for people suffering with corneal disorders and retinal diseases. To accomplish this, we are expanding the size and depth of our R&D teams, investing in state-of-the-art technical equipment, forming strategic partnerships and making targeted acquisitions that complement our organic initiatives and core strengths. First, let’s talk about the cornerstone of our new corneal health franchise, which is intended to be a Avedro. This proposed transaction pairs two highly complementary hybrid pharma and device organizations, combining Avedro’s disruptive bio-activated pharmaceutical solutions and R&D capabilities with Glaukos’ global commercial scale, proven market building and shared reimbursement expertise, robust pharmaceutical and medical device R&D capabilities, and extensive clinical and regulatory infrastructure. While leveraging our core strengths we see tremendous opportunity to accelerate Avedro’s growth potential and pipeline programs, while also strengthening our own R&D expertise to propel organic development programs going forward. We believe Avedro is an ideal strategic fit for Glaukos and we look forward to fueling Avedro’s momentum to create a durable synergistic global corneal health franchise that should serve as a powerful growth engine for our company going forward. Our experienced team is prepared to execute a fulsome integration plan upon closing, which we continue to anticipate in the fourth quarter of this year. Also on the corneal health, Glaukos is developing a patented non-invasive transdermal drug delivery platform designed for use in the treatment of dry eye disease, glaucoma and corneal disorders such as allergy, blepharitis, conjunctivitis and related conditions. Early human studies of w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t4

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this novel delivery system have demonstrated efficacy, while limiting the side effects often associated with drugs delivered as topical eye drops. This novel drug delivery platform adds to several organic corneal health R&D initiatives that we already have in place.

And moving on to retina, our retinal R&D teams are developing multiple micro-invasive, bioerodible drug delivery platforms designed to treat age-related macular degeneration, diabetic macular edema and other retinal diseases. We have three primary sustained release development projects we're advancing that include and anti-VEGF protein, a small molecule multi-kinase inhibitor and a steroid. The goal of these preclinical programs is to provide retinal specialists and their patients with novel sustained pharmaceutical treatment options that offer a meaningfully longer duration of effect than the current standard-of-care.

As a result of the notable progress we are making on all fronts of our business and as we turn the corner towards 2020, we remain committed to the key investments we're making across the business, notably with the build out of our new headquarters facilities, implementation of global enterprise systems and continued expansion of our pharmaceutical R&D capabilities. Most importantly, we've been fortunate to attract top tier leadership talent with deep expertise across various specialties and we'll continue to invest in our people to enhance our internal infrastructure and capabilities. So, we believe these investments will help fuel our continued growth and solidify the foundation from which our franchise can significantly expand over time as we transition into a global ophthalmic hybrid pharmaceutical and surgical leader.

So with that, I'll turn the call over to Joe to discuss our third quarter financial results. Joe?

Joseph E. Gilliam, Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.

Thanks, Tom. Beginning this quarter, I will be including non-GAAP or adjusted basis metrics to describe the highlights of our financial performance, given our potential acquisition of Avedro and other non-recurring items. I will also summarize our GAAP performance later in my prepared remarks. I encourage you to review the GAAP reconciliation of these non-GAAP measures, which can be found in today's press release as well as the Investor Relations section of our website.

As noted earlier, net sales for the third quarter of 2019 were $58.5 million, a year-over-year increase of 33%. The US represented 81% of our sales in the quarter and international 19%. In the US, third quarter 2019 sales were $47.6 million, up 31% from the same period a year ago. US sales in the quarter primarily benefited from continued market growth, the launch of iStent inject, and the competitive market developments that occurred late in the third quarter of 2018. Outside the US, third quarter sales were $10.9 million, an increase of 46% in the same period a year ago, or 55% on a constant currency basis.

Our international business continue to outperform expectations driven by broad-based growth. Our gross margin in the third quarter was 86.8% versus 86.3% in the same quarter in 2018. Gross margins benefited from elevated iStent inject production levels associated with the US launch and initial inventory build. We continue to expect our core gross margins to remain in the mid-80s percent range going forward.

Non-GAAP SG&A expenses in the third quarter rose 17% to $36.2 million versus $31 million in the year-ago quarter. This rise reflects higher personnel and other costs related to the ongoing expansion of our domestic and global infrastructure and investments associated with iStent inject launch.

R&D expenses rose 31% in the third quarter to $17.3 million versus $13.2 million in the same year-ago period. The rise in R&D expenses reflects primarily the cost of additional personnel as we

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expand our pharmaceutical R&D capabilities, development programs and within clinical research, where in particular the direct cost associated with the iDose trial enrollment continues to increase. During the quarter, we also incurred a $1.5 million in-process R&D charge associated with the licensing agreement with Intratus.

We finished the third quarter with a non-GAAP net loss of $3.8 million or $0.10 per diluted share compared to a non-GAAP net loss of $5.9 million or $0.17 per diluted share in the third quarter of 2013. I will now summarize our GAAP results, GAAP net loss was $13.5 million or $0.37 per diluted share for the third quarter of 2019 compared with a GAAP net loss of $6.6 million or $0.19 per diluted share in the third quarter of 2018. The adjustments between GAAP and non-GAAP net income are outlined and quantified in our earnings press release issued today and include cost costs associated with our enterprise systems integration, patent litigation and related matters, Avedro acquisition and integration related costs and in-process R&D charges.

As of September 30, 2019, we had cash, cash equivalents, short-term investments and restricted cash of $161.8 million compared to $137.8 million at the end of the third quarter 2018 and $149.3 million at the end of 2018. We are increasing our 2019 net sales guidance to $229 million to $232 million compared to $226 million to $231 million previously. This guidance outlook takes into account the 2019 considerations we have outlined on prior calls, including our expectations for organic growth, the MIGS market landscape and competitive dynamics, the new doctor training dynamics associated with our inject launch, and expansion of our international sales, which we now expect to be at least $41 million for the full year based on our current foreign currency exchange rates compared to our previous range of $38 million to $40 million. Please note this revised guidance does not include any assumed contribution from Avedro.

With that, I'll now turn things back to Tom for a few closing remarks.

Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp.

Okay. Thanks, Joe. I'll wrap up by reminding everybody that our goal at Glaukos is to build durable disruptive franchises, enlarge and growing opportunities where we can leverage our core competencies in micro-scale surgical, sustaining pharmaceutical and hybrid platforms across glaucoma, corneal health and retinal disease. Our promising organic initiatives paired with our strategic expansion plans combined to create a hybrid pharma and device ophthalmic leader, which we believe is ideally positioned to deliver sustainable long-term growth and to create meaningful shareholder value for years to come. We're confident that the investments we're making today will drive new innovation of disruptive therapies to serve the vision care needs of physicians and their patients for many years to come.

So, with that, I'll open the call to questions. Operator?

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correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date QUESTION AND ANSWER SECTION Operator: [Operator Instructions] Our first question comes from Brian Weinstein with William Blair. Your line is open. <Q – Brian Weinstein – William Blair & Co. LLC>: Hey, guys. Sorry for the background noise. I’ll try and talk quickly here. For the guidance, on the Q4 guide, I think it only implies about $1 million sequential bump. And that’s a little bit different than where sort of the guidance was set after last call. So, can you just talk about if there’s anything that was maybe stronger in Q3, maybe a little weaker in Q4, just kind of the back half dynamics there? And then, I’ll ask a follow-up here in a second. Thanks. <A – Joe Gilliam – Glaukos Corp.>: Sure, Brian. It’s Joe. Maybe, I’ll start that off and if Tom or Chris want to add anything, they can do that. So, when we think about the fourth quarter, really the second half, as you can imagine, as we’re working our way through the year, I can say kind of the following. First, from a pricing standpoint, things have remained pretty stable over the course of the year and nothing really changed in terms of our expectations there for the fourth quarter. Second, when we think about the overall kind of market development in growth that we’re experiencing, nothing’s really changed there either from what we’ve suggested over the course of the year. And as we think about the fourth quarter, we’re still solidly on track for mid-teens market growth. I think when – the one thing that would probably be shifting pieces and it’s a small relative number here is we have to take into account our latest assumptions around trying and trialing of Hydrus, the timing of the reps gradual shift back to training new surgeons, how much of that will impact the fourth quarter versus 2020, et cetera. And then, as we dial that in, we obviously landed on the guidance we did both for the overall company’s performance as well as the US. <Q – Brian Weinstein – William Blair & Co. LLC>: Got it. And then, I know you’ll guide in February, but can you just give us a little bit more detail about some of the factors that we should be considering when we’re adjusting our model for next year for standalone Glaukos and also the combined entity? Thank you. <A – Joe Gilliam – Glaukos Corp.>: Yeah. Sure. Thanks, Brian. So, I mean you said it – I mean in the context of 2020, obviously, we’ll give that guidance more formerly when we get to the Q4 call in late February. As we think about the primary puts and takes, if you will, the big buckets here, Avedro and the Avedro integration, I will come back to that in a second; obviously the timing of Santen and the MicroShunt launch; probably most importantly in combo cataract/glaucoma. I think we expect a fair amount of more of the same, continued international growth. Sitting here today, we’d have expectations of continued stable pricing, certainly the reimbursement that’s come out for 2020 would suggest that should be the backdrop for the market. And then, I think in the US, specifically while there is the competitive trying and trialing, as we sit here today, which is still early days of our reps getting back to playing offense, I think we do believe that the US MIGS market growth of at least mid-teens in 2020 should be achievable for us. So, I think that’s the big picture. As you think about Avedro – and again we’ll get to a lot more detail on this when we get to the fourth quarter call – I think that if we’re successful in closing that transaction, I would just suggest that folks are conservative when thinking about it. Tom has been pretty clear about some of the adjustments we’ll make to the go-to-market strategy especially on the capital equipment side and what that can mean from a modeling standpoint. So, I’d just encourage folks not to get ahead of us on that. We will give a lot more education, when we get to that fourth quarter call. w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t7

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<Q – Brian Weinstein – William Blair & Co. LLC>: Okay. Thanks guys.

<A – Joe Gilliam – Glaukos Corp.>: Thanks, Brain.

Operator: Our next question comes from Robbie Marcus with JPMorgan. Your line is open.

<Q – Allen Gong – JPMorgan Securities LLC>: Hey. This is actually Allen on for Robbie. I had a quick one, you kind of alluded to the competitive disruption that kind of started playing out near the end of the third quarter. And I guess, given that this, for the foreseeable future, is going to be kind of the situation, I was wondering if we should expect maybe a little bit of a benefit in fourth quarter and maybe bit of a bigger benefit in 2020, especially given the kind of read-through that it might have to the Santen MicroShunt. Thank you.

<A – Joe Gilliam – Glaukos Corp.>: Yeah. I assuming, Allen, are you referring to the XEN recall, and what that could mean for Santen and the MicroShunt?

<Q – Allen Gong – JPMorgan Securities LLC>: Yeah. And even just like kind of like a read-through maybe to inject. I know they're not like apples-to-apples in terms of the patient population, but any potential benefit that you could call out?

<A – Chris Calcaterra – Glaukos Corp.>: Hey, Allen. This is Chris, and thank you for your question. This indication for XEN is very different than it is for iStent or iStent inject. And we really don't view that product as a competitive threat or working in our space. There may be some small upside, but for all intents and purposes, we don't see that as an upside benefit for us.

<Q – Allen Gong – JPMorgan Securities LLC>: Got it. And then, I guess I had a quick follow-up on iDose. I know you reiterate your timelines for kind of approval on May 2021 or early 2022, and that the trial is on schedule. I guess when it comes to maybe seeing formal presentation or update on either the Phase II or the Phase III data, do you have any additional color on when we might have that?

<A – Tom Burns – Glaukos Corp.>: Well, yeah, Allen, this is Tom. And my color would be consistent with my past statements and that is we really presented a fulsome review of the interim cohort data at the meeting of JPMorgan in January of 2018. And I also gave a fundamental review of the top line data, two-year data that we had late-breaking analysis of the last – at the last quarterly earnings call.

And I think what I've said all along is that we're in the privileged position of being able to [indiscernible] (28:22) this data as we approach launch. And so for proprietary reasons and to make sure – and for competitive reasons, we'll continue to evaluate, but it's our intention right now to not publish this data for the foreseeable time and we'll continue to wait on the Phase III data, which again is going to be the most compelling and most important to the commercial launch of the iDose product.

Operator: Our next question comes from Larry Biegelsen with Wells Fargo. Please go ahead. Your line is open.

<Q>: Hi. This is actually [ph] Kevin Parcey (29:04) on for Larry. Good afternoon, guys, and thanks so much for taking the questions. The first one is, I wanted to tease out a little bit more on the trialing headwind from Ivantis in 2019 and 2020. You said in the in the prepared remarks that that was always baked into 2019 guidance, and you said that the company probably has 20 sales reps earlier this year. The question really is any update on competitive dynamics in the field that you would call out as different in Q3 versus what you're seeing heading into Q4 and 2020? And I have one follow-up. Thank you.

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correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date <A – Chris Calcaterra – Glaukos Corp.>: Hey, [ph] Kevin (29:46). This is Chris. I’m going to address this upfront, and then, I think Joe will add some comments. Ivantis, to the best of our knowledge, is somewhere in the mid-20s to upper-20s sales reps, so they’ve added some. And as a result of that, you’re seeing more trying and trialing in the third quarter than you did in the first half of the year. Things are largely in line with what we expected. But because of this, there was a bit more of a headwind from a competitive standpoint during the quarter. And with more people, I would expect that to continue through the remainder of the year. With all that said, we continue to be very pleased with the performance of iStent inject. The fact that we’re now moving through our strategy of upgrading our existing iStent users to iStent inject and moving more towards adding new docs and increasing utilization within our existing accounts and play more offense, we’re very pleased with the results of this strategy. And we continue to see new doctors, who had been on the sideline with MIGS, coming in and trying iStent inject because of the elegance of the procedure, of the straightforwardness of the procedure, and certainly the efficacy of that procedure. <A – Joe Gilliam – Glaukos Corp.>: And then, [ph] Kevin (31:11), I’ll just add on there. If you think back to our – some of our prior calls and our commentary here, and we’ve said really in the first half that Ivantis or Hydrus had been a little bit behind what our expectations were coming into the year. I’d say that in the third quarter, it really – it appears they finally kind of got their sales force to size we were expecting them to have coming into or earlier in the year. So, as Chris mentioned, that does come with more trying and trialing inherently, but no real shift in how we view the dynamics in the context of the end of 2019 here, 2020 or the long-term, regarding the marketplace dynamics. <Q>: Okay. Excellent, guys. That’s super helpful. If I could shift actually to just squeezing in an international question, I wanted to gauge what you guys are seeing on volumes after the UK facility reimbursement cuts. A and then B, kind of what are you doing to reverse these cuts, if you are doing anything? And then, you had mentioned on the last call that you were pretty early in France, can you talk about what type of opportunity the French market represents and if you saw any bump from that this quarter? Thank you very much. <A – Chris Calcaterra – Glaukos Corp.>: Okay, [ph] Kevin (32:29), this is Chris. I’m going to start this on and I think Joe will add some commentary afterwards. But we did see an impact of the cut in the tariff in the UK, we see it as a modest headwind. But we would expect more of a pronounced headwind through the subsequent quarters coming up. In terms of what we’re doing, we’re working with the ophthalmic leaders and the societies and other organizations within the UK to try and get and secure a more appropriate tariff. And we’re hopeful that that will happen, but you never know. These things can take some time. So, there’s efforts in place to try and get that tariff back to a more reasonable number. In terms of France, we’re very excited about what’s going on there, it’s early stage, but we’ve been very pleased with the results so far. We have expanded the team a bit and we will continue to follow the same blueprint there that we’ve utilized throughout the rest of the world, and we’ll continue to add resources as necessary to drive the business there. They were one of our top contributors in the international market, as Joe mentioned. It was broad based, but in terms of countries that were new to the growth, noticeable growth, France certainly was one of those. <A – Joe Gilliam – Glaukos Corp.>: And I’ll just add, from a financial perspective, what Chris said, we definitely saw the headwind to growth numbers in the UK over the course of third quarter, and we’d expect that to persist at least through the end of the year and end of the beginning of next. But thankfully in the third quarter, as you see from our results, we were able to overcome that through the contributions of most of our established countries in particular with the addition now of France and Japan in a more meaningful way. w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t9

10 correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date <Q>: Perfect. Thank you so much, guys. Operator: Our next question comes from Matthew O’Brien with Piper Jaffray. Please go ahead. Your line is open. <Q – Adam Maeder – Piper Jaffray & Co.>: Hi, guys. It’s Adam on for Matt. Congrats on the quarter and thanks for taking the questions. My first question is just on the Q3 performance in the US. I was just hoping to get a better sense for what drove the US growth in the quarter between utilization at existing centers, and new account adds. And I think you’ve talked about some pricing benefit from the conversion to iStent inject, so just I was hoping to frame all that up and then I had a follow-up. <A – Joe Gilliam – Glaukos Corp.>: Sure. Hi, Adam. It’s Joe. I’ll start off, the guys could add in any additional color. When it comes to third quarter, candidly, it was lot more of the same from what we’ve seen over the course of this year, right? Sort of market development side of things continue to be kind of in line with where we expected them in that mid-teens range. Pricing dynamics remain pretty stable, I’d say. If any, there might have been in a very modest sequential headwind in pricing in the US, primarily because of pricing dynamics around the legacy iStent normalizing, some contracting efforts, competitive dynamics on the margin, et cetera, but very modest. And I think when you think about what’s contributing or driving that it’s sort of what you’d expect, it’s a shift from what was probably more of a same-store sales driven exercise heading into the year and for the first half, to now more of a volume mix that’s driven by both the reps getting back out there and playing offense and adding new doctors, combined with same-store sales growth. Having said that, as I said earlier, it’s still early days, right? I mean the reps are out there doing it. We’re encouraged by the funnel, we are encouraged by their activities. You would expect to see more of that benefit play out in 2020 than 2019, but we are encouraged by what we’re seeing out there in the field. <Q – Adam Maeder – Piper Jaffray & Co.>: That’s really helpful, Joe. Thanks. And then for my follow-up, just a question on MicroShunt. I was hoping to get your thoughts on the top line results from the US pivotal trial, were the safety and efficacy data in line with expectations. And then just from a timing standpoint, Santen, I think, released quarterly results today. And from what I can tell, the company has not yet made the PMA submission. So, is that correct? And I think I heard you say on this call launch timing in 2020, so should we be thinking about the back half of the year? Thanks for taking the questions, guys. <A – Tom Burns – Glaukos Corp.>: Yeah, I’d be happy to. And this is Tom. So, let’s talk first of all about the top line results from Santen, and I’ll give you our perceptions and not Santen’s, but we really like the data that we saw with the MicroShunt. If you think about it, the FDA required them to be able to compare MicroShunt against trabeculectomy, which really is a herculean predicate, but trabeculectomy is the gold standard, and it is the obligation of the sponsor to comply with the FDA’s rules, and so, they chose to go forward on the basis to conduct the clinical study. When you look at the data, I like what I see. We’re looking at really deep reductions in intraocular pressure on the order of 8 to 9 millimeters from pretreatment means. We’re looking at baseline post-operative pressures of 14.2 millimeters, 33% reductions in intraocular pressure and significant reductions on the order of 81% in medication burden. So, when I look at these and I compare them to the nearest kind of cousin in terms of competitor, XEN, I get very bullish about what the opportunity is in the marketplace. And so, when you look at the data, I think you have to look at it from a dual standpoint, not only in terms of efficacy versus the predicative to trabeculectomy, but also in terms of safety. And in terms of safety, I think the results for MicroShunt were stellar. And if you look at the results there, the rates of hypotony and corneal blood leaks and other sequela were really de minimis w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

11 correctedtranscript Glaukos Corp. Company GKOS Ticker Q3 2019 Earnings Call Event Type Nov. 6, 2019 Date compared to what we see with trabeculectomy. So, I think that will – the benefit to risk will be what comes under the contemplation of the FDA. And we’re hopeful that these data become the basis for an FDA approval. In terms of timing, again Santen has said they’re looking to file this PMA by the end of this year, so I think by every expectation, what I’ve guided the Street to is to not expect, say, an approval any earlier than late next year. So, I would continue to stay with that as the guidance. But we remain very bullish. And again, as you do your channel checks, and I would encourage all – every investor on the phone to do so, get a hold of some glaucoma specialists and ask them about this MicroShunt product. We really do believe it’s going to be a compelling alternative for late-stage refractory patients. <Q – Adam Maeder – Piper Jaffray & Co.>: That’s very helpful. Thanks, Tom. <A – Tom Burns – Glaukos Corp.>: You’re welcome. <A – Joe Gilliam – Glaukos Corp.>: Thanks, Adam. Operator: [Operator Instructions] Our next question comes from Jon Block with Stifel. Please go ahead. Your line is open. <Q – Jon Block – Stifel, Nicolaus & Co., Inc.>: Great. Thanks. Good afternoon, guys. I think maybe I’ll just start off. Joe, this one might be for you, but this year in 2019, price was part of the equation due to like the late 2018 rollout of inject. And I’m not asking for the amount but just want to take a step back, curious, if price is going to be a component to the overall 2020 equation as we start to sort of sharpen our pencils and think about our models for next year? <A – Joe Gilliam – Glaukos Corp.>: Yeah, Jon, it’s Joe. I think, as we’ve sort of said all along from a price perspective, it was a very modest premium. There is puts and takes in that, right, so some of that comes at the expense of some price degradation potentially on the iStent side, right? So, when you think about it on a blended basis you have to look at that and factor that in. As you think about the remainder of 2019 and even into 2020, I think price plays a much lower and potentially not really a driver of the overall growth. I mean I think sitting here now our expectations in the fourth quarter would be that prices are in a relatively stable place from a year-over-year perspective. And as I mentioned, there’s a handful of things that are contributing that, but primarily it’s that normalization of the legacy iStent pricing on a year-over-year basis as well as contracting and competitive dynamics that would put us there. <Q – Jon Block – Stifel, Nicolaus & Co., Inc.>: Okay. And actually, I’m just going to stick with P&L. Tom, we did get a hold of those glaucoma guys, and they certainly are excited for MicroShunt for what that’s worth. But I’ll stick to the P&L. And, Joe, I’m doing sort of real time math, which is always dangerous. I’m backing into a fourth quarter US rev number of about $49 million to $50 million, which is up 10% year-over-year. It would be about 26% of your overall US number for the year, which is a bit below 27%. I guess, where I’m going with it is, is the 10% growth in the 26% instead of 27%, I guess, first, is it in the right ballpark? And two, is it slightly below that 27% just due to some of the competitive dynamics that you alluded to earlier? Thanks, guys. <A – Joe Gilliam – Glaukos Corp.>: Yeah. Thanks, Jon. I mean, I think a couple of things. First, you did unpack a fair amount there, so let me try to go through it. The first thing when you look at it from a year-over-year growth perspective in the fourth quarter of 2019, you have to factor in that – you recall we indicated previously that we saw at least $1 million benefit in the fourth quarter of 2018 from restocking associated with the inject launch. But other than that, I think as we – as I alluded to earlier, everything it continues to be pretty much ordinary course for us in the context of pricing, in the context of market development activities and the overall kind of expectation for mid-teens market growth. w w w . C a l l S t r e e t . c o m • 212 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

FACTSET: callstreet
corrected transcript

Glaukos Corp.	GKOS	Q3 2019 Earnings Call	Nov. 6, 2019
Company▲	Ticker▲	Event Type▲	Date▲

The one thing that, as I alluded to or we talked about in more detail earlier, is that now slightly larger commercial organization [indiscernible] (42:46) is trying and trailing associated with that. We're going to make sure we continue to be cautious with respect to what that means in terms of the near-term dynamics, even if it doesn't really change our view over the medium or long-term.

<Q – Jon Block – Stifel, Nicolaus & Co., Inc.>: Okay. Fair enough. Thanks for your time, guys.

<A – Tom Burns – Glaukos Corp.>: Thanks, Jon.

Operator: And our next question comes from Ryan Zimmerman with BTIG. Please go ahead. Your line is open.

<Q – Sam Brodovsky – BTIG LLC>: Hi, thanks. This is Sam on Ryan. Just first question on [indiscernible] (43:20) at ASCRS with iStent inject, can you comment at all on plans to bring that to the US and what impact you're seeing on the European business from that?

<A – Chris Calcaterra – Glaukos Corp.>: Hey. Sam, this is Chris. And thank you for your question. We're just in the early stages of rolling that out in a controlled manner in Europe. Our plans are to hopefully gain regulatory approval in the US and other countries sometime next year. And we would launch at some times thereafter. So it's really too early to say on how things are going in Europe. We just started. But our approach would be to file with the FDA and other agencies across the world and launch some time thereafter.

<A – Joe Gilliam – Glaukos Corp.>: But I wouldn't really consider this to be a material item in the context of how we view 2019-2020. This is an ordinary course product enhancement that we've been planning for some time. Not something significant, but we think about it from a forecast or modeling standpoint.

<A – Chris Calcaterra – Glaukos Corp.>: Exactly.

<Q – Sam Brodovsky – BTIG LLC>: Great. Thanks. And then, just with the reps going back on offense, can you kind of characterize it what percentage of your targeted doc population you see utilizing inject or iStent right now and how much longer of a ramp do they have before you're getting close to penetration? Thank you.

<A – Chris Calcaterra – Glaukos Corp.>: So, as we target new physicians almost always that's going to be with the iStent inject versus iStent. As that's the product that most of them would like to try for all the reasons that we described before, the straightforward nature of the procedure, a lot of these doctors who have not jumped on the mix bandwagon are looking for that product, because it does have a higher ease-of-use, better efficacy, because there's two stents. So the majority, if not almost all, of the new starts are iStent inject.

<A – Joe Gilliam – Glaukos Corp.>: And I think Chris has been on the record you know quite a bit that ultimately in the market and the US being no different, we would expect 80% to 90% of the volume to come from inject. We're not there yet but, but we are getting pretty close to making considerable progress.

Operator: There are no further questions at this time. I will now turn the call back over to the presenters for closing comments.

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FACTSET: callstreet

Glaukos Corp.	GKOS	Q3 2019 Earnings Call	Nov. 6, 2019
Company▲	*Ticker▲*	*Event Type▲*	*Date▲*

Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp.

Okay. I want to thank, everyone, for your time and attention today, and thank you for your continued interest in Glaukos. Good bye, and have a good day.

Operator: This does conclude today's conference call. Thanks again for participating. And you may now disconnect.

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corrected transcript

Additional Information and Where to Find It

In connection with the proposed transaction between Glaukos and Avedro, Glaukos filed with the SEC a registration statement on Form S-4 (No. 333-233807) (the “Registration Statement”) containing a document constituting a prospectus of Glaukos and a proxy statement of Avedro. The Registration Statement was declared effective by the SEC on October 17, 2019, and Avedro mailed the definitive proxy statement/prospectus to stockholders of Avedro on or about October 18, 2019. Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about

Glaukos’ directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, was contained in the definitive proxy statement/prospectus filed with the SEC on October 17, 2019. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to satisfy the conditions to the closing of the proposed transaction; (iii) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (iv) the effect of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (v) legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vi) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (vii) competitive pressures in the markets in which Avedro and Glaukos operate; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (ix) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.